UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-41531

Enerflex Ltd.

(Exact name of registrant as specified in its charter)

Suite 904, 1331 Macleod Trail S.E.

Calgary, Alberta, Canada, T2G 0K3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit	Description
99.1	Enerflex Ltd. Press Release dated May 7, 2024, reporting 2024 First Quarter Financial and Operational Updates

99.2	Unaudited Interim Condensed Consolidated Financial Statements of Enerflex Ltd. as at and for the three months ended March 31, 2024, together with the notes thereto

99.3	Management Discussion and Analysis of Financial Condition and Results of Operations of Enerflex Ltd. as at and for the three months ended March 31, 2024

99.4	Report of Voting Results, dated as of May 7, 2024

99.5	Shareholder Approval Press Release, dated May 7, 2024

99.6	Certification of the Chief Executive Officer pursuant to National Instrument 52-109

99.7	Certification of the Chief Financial Officer pursuant to National Instrument 52-109

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 8, 2024	Enerflex Ltd.

	By:	/s/ Justin D. Pettigrew
	Name:	Justin D. Pettigrew
	Title:	Corporate Secretary and Associate General Counsel, Corporate